Mail Stop 6010

      June 22, 2005


Mr. J. Scott Blouin
Senior Vice President and Chief Financial Officer
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach,  California 92660-3095

	RE:	Conexant Systems, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
		Filed December 9, 2004
		Form 10-Q for the quarter ended December 31, 2004
		File No. 000-24923

Dear Mr. Blouin:

      We have reviewed your response to our letter dated May 2,
2005
and have the following additional comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 8-K dated April 20, 2005

1. We note your response and proposed disclosures to our prior comment 15. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the
FAQ are included for each separate non-GAAP measure. Please delete this presentation from all future Form 8-K`s.
As indicated in our prior comment, with respect to earnings releases furnished on Form 8-K, if you continue to present non-GAAP information, please provide all of the disclosures required by Item
10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. In that regard, for each measure you should provide statements about how you use the measure in conducting and evaluating your business, statements about why that measure provides useful information to investors, and a quantified reconciliation to the most directly comparable GAAP measure. Those disclosures should also address the economic substance behind management`s decision to use each non-GAAP measure, the material limitations associated with the use of each non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for those limitations. Please delete the non-
GAAP income statements from future press releases or expand to fully comply with the requirements. Show us how you intend to implement this comment.


      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comment after reviewing your responses to our comment.













      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 551-3676 with any other concerns.



								Sincerely,


								Lynn Dicker
								Review Accountant
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Mr. Blouin
Conexant Systems, Inc.
June 22, 2005
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